Mercedes-Benz Auto Receivables Trust 2011-1
Investor Report

Amounts in USD

Dates

Collection Period No.	32			
Collection Period (from... to)	1-Feb-2014	28-Feb-2014		
Determination Date	13-Mar-2014			
Record Date	14-Mar-2014			
Distribution Date	17-Mar-2014			
Interest Period of the Class A-1 and A-2 Notes (from... to)	18-Feb-2014	17-Mar-2014	Actual/360 Days	27
Interest Period of the Class A-3 and A-4 Notes (from... to)	15-Feb-2014	15-Mar-2014	30/360 Days	30
1-m Libor	0.154500%			

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	469,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	451,000,000.00	15,186,048.04	0.00	15,186,048.04	33.671947	0.000000
Class A-4 Notes	132,500,000.00	132,500,000.00	128,560,574.58	3,939,425.42	29.731513	0.970268
Total Note Balance	**1,547,500,000.00**	**147,686,048.04**	**128,560,574.58**	**19,125,473.46**		

Overcollateralization	90,968,899.86	108,958,181.84	108,958,181.84	
Adjusted Pool Balance	1,638,468,899.86	256,644,229.88	237,518,756.42	
Yield Supplement Overcollateralization Amount	53,171,320.50	7,646,188.25	7,022,106.60	
Pool Balance	**1,691,640,220.36**	**264,290,418.13**	**244,540,863.02**	

	Amount	Percentage
Initial Overcollateralization Amount	90,968,899.86	5.55%
Target Overcollateralization Amount	108,958,181.84	6.65%
Current Overcollateralization Amount	108,958,181.84	6.65%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.216670%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.264500%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.850000%	10,756.78	0.023851	15,196,804.82	33.695798
Class A-4 Notes	1.220000%	134,708.33	1.016667	4,074,133.75	30.748179
Total		**$145,465.11**		**$19,270,938.57**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	19,574,827.87	(1) Total Servicing Fee	220,242.02
Interest Collections	785,279.06	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	678.90	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	139,896.96	(3) Interest Distributable Amount Class A Notes	145,465.11
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	0.00	(6) Regular Principal Distributable Amount	19,125,473.46
Available Collections	**20,500,682.79**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**20,500,682.79**	(9) Excess Collections to Certificateholders	1,009,502.20
		Total Distribution	**20,500,682.79**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	220,242.02	220,242.02	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	145,465.11	145,465.11	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	10,756.78	10,756.78	0.00
thereof on Class A-4 Notes	134,708.33	134,708.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	145,465.11	145,465.11	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,125,473.46	19,125,473.46	0.00
Aggregate Principal Distributable Amount	19,125,473.46	19,125,473.46	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,096,172.25
Reserve Fund Amount - Beginning Balance	4,096,172.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	0.00
minus Net Investment Earnings	0.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,096,172.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	0.00
Net Investment Earnings on the Collection Account	0.00
Investment Earnings for the Collection Period	0.00

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,691,640,220.36	62,088
Pool Balance beginning of Collection Period	264.290.418.13	23.182
Principal Collections	13,655,560.36	
Principal Collections attributable to Full Pay-offs	5,919,267.51	
Principal Purchase Amounts	0.00	
Principal Gross Losses	174,727.24	
Pool Balance end of Collection Period	244,540,863.02	22,170
Pool Factor	14.46%	

	As of Cutoff Date	Current
Weighted Average APR	3.62%	3.61%
Weighted Average Number of Remaining Payments	45.89	22.18
Weighted Average Seasoning (months)	13.28	42.60

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	241,973,679.93	21,984	98.95%
31-60 Days Delinquent	1,890,283.47	140	0.77%
61-90 Days Delinquent	461,043.38	33	0.19%
91-120 Days Delinquent	215,856.24	13	0.09%
Total	244,540,863.02	22,170	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	174,727.24
Principal Net Liquidation Proceeds	527.53
Principal Recoveries	138,607.69
Principal Net Losses	35,592.02
Cumulative Principal Net Losses	3,626,787.12
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.214%